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                            STRATOSPHERE CORPORATION
                                  EXHIBIT 99.1
                            CARL ICAHN WRITTEN OFFER


                          [Letterhead of Carl C. Icahn]


                                                                  April 25, 2000


Board of Directors
Stratosphere Corporation
2000 Las Vegas Blvd. So.
Las Vegas, Nevada  89104

Gentlemen:

         As you know, I am the owner of Nybor Limited Partnership, a limited partnership formed under the law of the State of Delaware, and am the controlling person of American Real Estate Holdings LP ("AREH"), a limited partnership formed under the laws of the State of Delaware, which together own approximately 89.5% of the issued and outstanding stock of Stratosphere Corporation ("Stratosphere").

         By this letter, I am proposing that Stratosphere agree with Nybor and AREH to enter into a transaction pursuant to which a newly-formed Delaware Corporation, whose outstanding stock would be owned by Nybor and by AREH, would be merged with and into Stratosphere. As a result of the merger, AREH and Nybor would be the only two stockholders of the surviving corporation, which would be Stratosphere. The existing stockholders of Stratosphere would receive cash in respect of the Stratosphere shares which they now own, on a basis that would value 100% of Stratosphere at $90 million. I believe that you will find a $90 million valuation of Stratosphere would be fair and equitable for all Stratosphere stockholders.

         As I envision the transaction, there would be a vote of stockholders of Stratosphere to approve the merger after the Board of Directors of Stratosphere recommends it to the stockholders. I am advised that stockholders of Stratosphere who wish to dissent from the transaction may do so under Section 262 of the General Corporation Law of the State of Delaware.

         Should the foregoing be acceptable to you please so indicate in the space provided below and return it to me. If the terms set forth in this letter meet with your approval, we should then instruct our respective attorneys to begin to prepare the necessary documentation so that the transaction can move forward. This letter, even if executed by you shall not constitute a binding agreement between us, as it is intended merely as an expression of our intentions. No agreement shall exist between us regarding the proposed transaction prior to the execution of documents agreeable to each of us.

                                                               Very truly yours,




                                                               /s/ Carl C. Icahn
                                                                   Carl C. Icahn

Agreed and Accepted By:


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